March 16, 2007
VIA EDGAR
John Reynolds, Esq.
Assistant Director
United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

RE:	Coconut Palm Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-4
File No. 333-137386
Amendment Filed February 28, 2007
Dear Mr. Reynolds:
     On behalf of Coconut Palm Acquisition Corp. (the “Company”), we hereby respond to the Staff’s request regarding the Company’s Amendment No. 4 to Form S-4 (File No. 333-137386) (the “Form S-4/A”) for further clarification regarding the analysis conducted by the Company in connection with responding to the Staff’s Comment 16 on its letter to the Company dated March 8, 2007 which requested material agreements of Equity Broadcasting Corporation (“EBC”) be filed with the Form S-4/A.
     The Company reviewed applicable categories of material contracts for EBC under Item 601 of Regulation S-K. As part of its analysis, the Company in consultation with EBC reviewed various purchase agreements, loan agreements, vendor and distribution agreements, satellite feed agreements, employment agreements, and management agreements among other agreements to which EBC is a party. This was a continuous process that required analysis on a case-by-case basis and often required re-analysis as to whether a contract was in fact material to EBC’s business. The Company ultimately determined based on its understanding of EBC’s business that there were agreements that EBC entered into in the ordinary course which did not need to be filed under Item 601(10)(ii). These agreements were either immaterial in amount or significance or were contracts upon which EBC’s business was not substantially dependant either because there were various sources or contracts for such supply or due to other mitigating factors, such as the contract contained favorable pricing and thus considered valuable but not material under Item 601(10)(ii).
     The Company believes the material agreements filed with the S-4/A as part of the merger agreement (for example, the merger agreement, employment agreements, etc.) which are also material agreements of EBC along with the material agreements of EBC filed with Amendment No. 4 (the loan and security agreements and the purchase agreement) represent the material agreements required under Item 601 of Regulation S-K.
     As a result of the analysis conducted by the Company, it concluded it did not need to seek confidential treatment because none of the agreements which it ultimately considered material under Item 601 of Regulation S-K contained confidential information.
     As the Company continues to evolve, it will continue to evaluate the materiality of its contracts in accordance with Item 601.

U.S. Securities and Exchange Commission
March 16, 2007

     We look forward to hearing back from you regarding Amendment No. 5 to the Registration Statement which has been filed today with this correspondence. If you have any questions, please feel free to give me a call at (305) 374-5600 or Scot O’Brien at (202) 824-1731.
Sincerely,

AKERMAN SENTERFITT
/s/ Stephen K. Roddenberry

cc.	Richard C. Rochon
Chairman and Chief Executive Officer
Coconut Palm Acquisition Corp.